Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON PROGRESS OF COMPLAINT

We refer to the previously disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York (the “District Court”) against the PetroChina Company Limited (the “Company”) and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities. The Company has posted announcements in connection with the proceedings on the website of the Stock Exchange of Hong Kong Limited on September 6, 2013 and November 26, 2013, respectively.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleged substantially the same securities law violations as were alleged in the complaints in the original related actions. The Company defended against such action actively according to the local judicial proceedings. Please refer to the 2014 interim report, 2014 annual report, 2015 interim report and 2015 annual report of Company for details.

On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) from the judgment entered by the District Court. On March 21, 2016, the Panel of the Second Circuit issued a Summary Order and Judgment “affirming the judgment of the district court”, thus supporting the dismissal by the district court of the plaintiff’s complaint. The plaintiff has right within 90 days from the date of the said court order, namely, on or before 20 June 2016 (New York Times), to request for certiorari by the Supreme Court of the United States with regard to the decision by the Second Circuit.

As at the date of this announcement, the appellants have not requested for certiorari by the Supreme Court of the United States. Given the appellants had not filed any appeal within the term for appeal and the term for appeal had been expired, all complaints brought by the appellants to the District Court and the Second Circuit are dismissed, pursuant to the U.S. federal court procedure rules. To the best knowledge of the directors of the Company, the normal course of business of the Company has not been affected.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

24 June 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.